Filed by Nabors Industries Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

Nabors Industries Issues Statement on Planned Business Combination
Between Nabors Energy Transition Corporation and Vast

“Energy Without Compromise” Vision to Guide Energy Transition Strategy

HAMILTON, Bermuda, Feb. 14, 2023 /PRNewswire/ -- Nabors Industries Ltd. (“Nabors” or the “Company”) (NYSE: NBR) issued the following statement today from Chairman, President and CEO Anthony G. Petrello regarding the entry into a business combination agreement between the special purpose acquisition company (SPAC) Nabors formed in 2021, Nabors Energy Transition Corporation (NYSE: NETC, NETC.U, NETC.WS), and Vast Pty Ltd. (“Vast”):

“We welcome Vast as Nabors’ ninth and largest energy transition investment to date. Vast’s next-generation concentrated solar power platform complements and enhances our existing portfolio of companies similarly pursuing clean, renewable, dispatchable and scalable energy solutions.

“Nabors has consistently focused our energy transition investments on technologies with material tangencies to Nabors’ technology platform. We are developing solutions to decarbonize and electrify our own operations. These technologies are totally transferrable to other industries and positions us to lead in the new energy space. Our demonstrated strengths in innovation fully support our sustainability initiatives.”

Nabors today also unveiled a new vision to guide its energy transition efforts—Energy Without Compromise—that unites the Company’s sustainability efforts from its core business and its new clean energy initiatives. Petrello said:

“Building a sustainable economy requires affordable, reliable and responsible energy. Unfortunately, today there is no single source that can consistently deliver all three. So while we should embrace multiple sources of energy, the industry must focus on removing the existing trade-offs inherent in the existing energy alternatives. Oil and gas provide affordable and reliable energy, but we understand we must overcome the emissions burden associated with their production and consumption.

“Renewables offer cleaner power, but supporting the future economy requires eliminating intermittency while balancing cost, efficiency and supply chain trade-offs. Delivering on ‘Energy Without Compromise’ will take a relentless focus on innovation and best-in-class performance of our existing drilling business, as well as steady and consistent execution from our emerging clean energy initiatives.

“Our investment in Vast allows Nabors to participate in an exciting and relatively untapped source of renewable, clean and dispatchable energy, while at the same time helping our new partner scale its technology to deliver a meaningful contribution to the world’s need for power. Vast’s decision to join forces with Nabors validates the efforts we have made in developing our energy transition strategy.”

Further details, materials and information about the transaction are available on the respective company websites, https://www.vastsolar.com/investors and https://www.nabors-etcorp.com.

About Nabors Industries

Nabors Industries (NYSE: NBR) is a leading provider of advanced technology for the energy industry. With presence in more than 20 countries, Nabors has established a global network of people, technology and equipment to deploy solutions that deliver safe, efficient and responsible energy production. By leveraging its core competencies, particularly in drilling, engineering, automation, data science and manufacturing, Nabors aims to innovate the future of energy and enable the transition to a lower-carbon world. Learn more about Nabors and its energy technology leadership: www.nabors.com.

Forward-looking Statements

The information included in this press release includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to a number of risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the proposed transactions or to satisfy the conditions to the closing of the proposed transactions, including satisfaction of the minimum proceeds condition and the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the stockholders of NETC for the proposed transactions is not obtained; the failure to realize the anticipated benefits of the proposed transactions, including as a result of a delay in consummating the proposed transaction or difficulty in, or costs associated with, integrating the businesses of NETC and Vast; the amount of redemption requests made by NETC’s stockholders; the outcome of any legal proceedings that may be instituted against NETC or Vast following announcement of the transaction; the occurrence of events that may give rise to a right of one or both of NETC and Vast to terminate the definitive agreements related to the proposed business combination; difficulties or delays in the development of Vast’s concentrated solar power facilities; the risks related to the rollout of Vast’s business and the timing of expected business milestones; the risks that Vast’s products will not be commercially attractive; the risks that Vast’s marketing efforts and expansion strategies will be unsuccessful; the effects of competition from other forms of energy generation including both fossil-fuels and renewables on Vast’s future business. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements. The forward-looking statements contained in this press release reflect management’s estimates and beliefs as of the date of this press release. Nabors does not undertake to update these forward-looking statements.

Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Vast Solar Pty Ltd (“Vast”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed business combination and (ii) a preliminary proxy statement of Nabors Energy Transition Corp (“NETC”) to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors, Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed business combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 28, 2022. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Investor Contacts:

William C. Conroy
+1 281-775-2423
william.conroy@nabors.com

Kara K. Peak
+1 281-775-4954
kara.peak@nabors.com

Media Contact:

Brian Brooks
+1 281-775-4370
brian.brooks@nabors.com